KeyCorp
127 Public Square Cleveland, OH 44114

July 28, 2009

VIA HAND DELIVERY AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Cecilia Blye, Esq., Chief
Office of Global Security Risk

Re:	KeyCorp
Form 10-K for the Fiscal Year Ended December 31, 2008, Filed February 27, 2009
File No. 1-11302

Dear Ms. Blye:

On behalf of KeyCorp, an Ohio corporation (“KeyCorp”), we are responding to the comments of the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 16, 2009 with respect to the above-referenced annual report on Form 10-K, filed by KeyCorp on February 27, 2009 (“Form 10-K”).

To facilitate the staff’s review, this letter includes the staff’s comment in italics followed by a response to the staff’s comment. Capitalized terms used in Form 10-K and used in the following responses without definition have the meanings specified in Form 10-K.

Form 10-K

General

1.	We note your response to comment 1 in our letter dated June 25, 2009. Please amplify your description of any contacts, direct or indirect, that you may have had or continue to have with Iranian nationals or entities, and any preventative or remedial measures you have undertaken after you settled allegations of violations of the Iranian Transactions Regulations (“ITR”) with the Office of Foreign Assets Control (“OFAC”) of the Department of Treasury. For example, discuss in reasonable detail “either situation” to which you refer in the second paragraph and the “policies and procedures” to which you refer in the third paragraph. Clarify the nature of, and reasons for, the restrictions on the restricted deposit account KeyBank continues to maintain that is related to the OFAC guidance KeyBank received. In addition, advise us of the nature of the banking relationships KeyBank has periodically maintained with “clients that maintain specific licenses with OFAC,” the businesses of those clients, the purpose of the licenses in questions, and the purpose and significance of the amended license that KeyBank has been issued by OFAC.

Securities and Exchange Commission

July 28, 2009

KeyBank National Association (referred to hereafter as “KeyBank”), a subsidiary of KeyCorp, is a United States based domestic commercial bank with its head office located in Cleveland, Ohio. KeyBank’s operations and client base are focused primarily in the fourteen U.S. States where it has branch offices. It has very limited international operations overall, but engages in international trade finance predominately for U.S. companies located in its operating areas that conduct business outside of the U.S.

KeyCorp and its subsidiaries, including KeyBank (collectively “Key”), on their own behalf, have no direct or indirect contacts with Iran, the Government of Iran, or persons normally resident in Iran. Neither entity does business there, nor do they plan in the future to conduct business with Iran or with persons normally resident in Iran. Should Key ever expand operations internationally, Iran is not a location where KeyCorp or any of its subsidiaries would seek to do business, at least for so long as U.S. economic sanctions remain against that country.

Given the location and demographics of KeyBank’s offices in the United States, from time to time, KeyBank opens and maintains accounts for Iranian nationals lawfully resident in the United States, or for persons who may have some connection to Iran, and who approach KeyBank to utilize the consumer banking services it offers. This is largely the result of the fact that KeyBank does business in some locations where Iranian citizens in the United States reside, either with dual Iranian and U.S. citizenship or as green card holders. To decline or refuse to provide banking service to these persons, based only on nationality, would be a discriminatory act, a practice KeyBank does not engage in.

Key’s “contacts” with Iran, as described in KeyCorp’s July 3, 2009 response to your recent letter, generally relate to customers who have opened deposit accounts at KeyBank while they were lawfully resident in the United States. Periodically, those clients may lawfully travel back to Iran after the account is opened and reside there for a period of time, during which period KeyBank continues to operate the account, generally with no specific knowledge of the customers’ whereabouts at the time or that such a service was being provided to a person resident in Iran. However, when Key learns that a U.S. resident customer has relocated to Iran, we take steps immediately to restrict the account from further activity.

The following is in response to your request to amplify the description of any direct or indirect contact with Iranian national or entities. This portion of our response contains further information regarding (1) two situations Key referred to as “either situation” in the second paragraph of its July 3, 2009 response, and (2) a matter in which OFAC provided KeyBank with the equivalent of a no-action position. Subsequent discussion in this letter addresses (3) Key’s OFAC Program, (4) OFAC licenses held by Key clients, and (5) discussion of the “Amended License” discussed in our prior letter.

(1) “Either Situation” Discussion

Both situations involved de minimus deposit relationships. As stated in our July 3, 2009 response, we have no reason to believe “either situation” constitutes a violation of the Iranian Transactions Regulations (“ITR”). With regard to the situation involving a certificate of deposit (“CD”) referenced in our original letter, the client, an Iranian national, established a savings account in 1986, years before the ITR went into effect. In November 2001, the savings account was converted to a CD at the client’s written request, made from an address in Iran. Although there were no transactions conducted on the CD account at any time, Key sent a request for guidance to the Office of Foreign Asset Control (“OFAC”) regarding this matter in 2005. OFAC has taken no action on this disclosure. As a result, KeyBank continues to restrict the CD.

Securities and Exchange Commission

July 28, 2009

The second situation referenced in the second paragraph of KeyCorp’s July 3, 3009 response as “either situation,” involved several transactions conducted through the KeyBank account of a domestic charitable foundation (“Foundation”). One transaction involved a wire sent to a charitable hospital in January 2004, which appears to be located in Iran, in reliance on OFAC’s general license #1, as the purpose was to aid earthquake victims in Bam, Iran.

Subsequently KeyBank initiated a review of the Foundation’s account activity. Based on such review, KeyBank determined that the Foundation had conducted six additional de minimus transactions that make reference to the charitable hospital; there is no indication that the transactions were negotiated in Iran or by an Iranian bank or were payable to an Iranian entity. However, in an abundance of caution as part of Key’s compliance efforts, in October 2008, Key requested interpretative guidance from OFAC concerning this matter. OFAC has taken no action on this request for guidance to date.

(2) OFAC No-Action Position

In regard to the third matter which concerned the “restricted deposit account KeyBank continues to maintain” referenced in the second paragraph of our July 3, 2008 response, that situation is separate from the restricted CD discussed above. We note that this situation again involved what appear to be Iranian nationals, who opened a joint money market savings account at KeyBank in June 1997. Through an internal review performed subsequent to account opening, KeyBank identified several domestic transactions, the last of which occurred in March 2005. As stated previously, we received OFAC’s equivalent of a no-action position. However, due to the fact that we have not had contact with the clients who we suspect are Iranian residents, we continue to restrict the de minimus balance in the account until such time as the clients request closure as permitted by the ITR.

(3) Key’s OFAC Program

In 2002, Key adopted an OFAC compliance program and has implemented significant enhancements to the program since that time. Key’s OFAC compliance policies are reviewed and approved by the appropriate Board of Directors on an annual basis. Key has appointed an OFAC Compliance Officer who is responsible for the daily oversight of all such OFAC matters throughout Key. This Officer issues OFAC procedural standards and requirements to all applicable business units and reviews and approves the OFAC procedures of each business unit on an annual basis.

Key maintains a comprehensive OFAC screening process which includes screening of new and existing customers, third-party beneficiaries of transactions, employees and other ancillary parties to transactions, as well as transaction screening of wire transactions and other payments. Potential matches generated from this process are routed to Key’s Customer Identification & Due Diligence Unit for initial review. Matches that cannot be cleared are escalated directly to the OFAC Officer. In addition, as part of Key’s risk-based customer due diligence process, customers are asked a series of questions at account opening to assess the OFAC risk associated with new account holders. Information such as citizenship, permanent residency, source of income, foreign offices and expected transaction activity is captured through this process. The system utilized is dynamic in nature and has the ability to assess the client’s responses to identify high risk attributes and stop the account opening process if necessary.

Securities and Exchange Commission

July 28, 2009

(4) OFAC Licenses Held by Key Clients

By the nature of our business, the location of our offices and the demographics of our customer base, from time-to-time Key, like many similarly situated financial institutions in the U.S., will necessarily have “banking relationships with clients that maintain specific licenses with OFAC.” This is not business that we seek. It is business that comes to Key in the normal course of our day-to-day commercial banking activity. From time to time, Key may work with a client who has a valid OFAC license to conduct transactions pursuant to the terms of that license. In such case, Key’s OFAC Officer routinely consults directly with the OFAC compliance hotline to validate the client’s OFAC license and that a particular transaction is permissible under the terms of that license. In addition, Key may work with clients to conduct transactions pursuant to the terms of General Licenses contained in the ITR. Here, too, Key’s OFAC Officer consults directly with the OFAC compliance hotline to validate that the client’s transactions are permissible under the terms of the ITR general licenses. Please note, however, that at this time Key is not a participant in any transactions with Key clients under OFAC licenses related to Iran.

(5) The “Amended License”

In regard to the amended license, the purpose of the license was to permit KeyBank to make payment on two outstanding bankers’ acceptances (“BA”) created under two letters of credit for a de minimus amount.

KeyBank sought a license with OFAC to make the necessary payments because the vessels used to ship the goods had been designated as Specially Designated Nationals (“SDN”), just six days prior to the September 16, 2008 maturity date of the BAs. Prior to making the payment, KeyBank screened the parties to the original letters of credit against the OFAC list. As a result, KeyBank learned that the two shipments of goods (finished textiles) that it had financed for a customer located in Idaho, which had been transported from China in May 2008 to the U.S., were shipped on Iranian vessels. Neither KeyBank, nor its customer and apparently not the Port of Los Angeles, where the goods were unladen in the U.S., were aware or on notice that the vessels transporting these goods from China were Iranian vessels. In other words, the goods had been ordered, manufactured, shipped, and delivered to KeyBank’s customer several months before OFAC had named these vessels as SDNs on September 10, 2008. However, the financing arrangement with KeyBank’s customer was extended from the date of the shipment (May 2008) to September 16, 2008. Upon learning of this situation, KeyBank took immediate steps to hold the funds in suspense until OFAC issued a license permitting the payment. On October 1, 2008, KeyBank made a request to OFAC for the license. On January 29, 2009, OFAC granted License No. NPW-356 to KeyBank. As the terms of this License did not permit KeyBank to make the requested payments, on June 3, 2009, on OFAC’s recommendation, KeyBank submitted a second request seeking an amendment to the License to authorize KeyBank to make payment on the matured bankers’ acceptances. On June 18, 2009, OFAC issued amended License No. NPW-356a to KeyBank, providing authorization for KeyBank to make payment. KeyBank is continuing to work with OFAC to resolve this matter.

Securities and Exchange Commission

July 28, 2009

We appreciate the efforts of the staff to assist KeyCorp in resolving the above comments. Please contact the undersigned at 216-689-4110 or Molly Z. Brown at 216-689-5091 if you have any questions regarding the responses set forth above.

Very truly yours,

/s/ Daniel R. Stolzer
Daniel R. Stolzer
Vice President, Deputy General Counsel and Assistant Secretary

cc:	Pradip Bhaumik, Special Counsel
Division of Corporate Finance